#3 BETHESDA METRO CENTRE

SUITE 700

BETHESDA, MD 20814

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Tel (877) 424-2429

Cannabics.com

15th May, 2015

US Securities & Exchange Commission

Corporate Finance Division

Washington, DC 20549

Attn: Ms. Julie Marlowe

Re: Cannabics Pharmaceuticals Inc.

Form 10-K for the Fiscal Year Ended August 31, 2014

Filed December 15, 2014

File No. 000-52403

Dear Ms. Marlowe,

The Issuer is currently preparing its responses to your above-referenced Comments. Pursuant to our brief discussion this morning, the issuer is requesting an extension of its Answers to these comments. We would expect to have them presented to you before or by end of next Friday, 22nd May.

Should you have any questions or comments, please do contact me at any time. Thank you for your understanding in this matter.

Sincerely yours,

/s/ David E. Price
David E. Price, Esq.